Exhibit 99.2

SIXTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF AGBA

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004
AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

AGBA GROUP HOLDING LIMITED 匯邦集團控股有限公司

A COMPANY LIMITED BY SHARES

1 DEFINITIONS AND INTERPRETATION

1.1	In this Memorandum of Association and the Articles of Association of the Company, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004 (No. 16 of 2004) and includes the regulations made under the Act.

“AGBA Series A Preferred Share” has the meaning given to that term in Clause 6.2(b).

“AGBA Series B Preferred Share” has the meaning given to that term in Clause 6.2(c)

“Audit

Committee” means the audit committee of the Company formed by the Board pursuant to Regulation 20 of the Articles, or any successor audit committee.

“Articles” means the Articles of Association of the Company, as amended and/or restated from time to time.

“Board” means the board of Directors of the Company.

“Branch Register” means any branch register of members of such category or categories of Shareholders as the Company may from time to time determine.

“Chairperson of the Board” has the meaning specified in Regulation 21 of the Articles.

“Commission” means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act.

“Designated Stock Exchange” means any national securities exchange or automated quotation system on which the Company’s securities are traded, including but not limited to the NASDAQ.

“Director” means a duly appointed director of the Company.

“Distribution” in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend.

“Electronic Only Meeting” means a general meeting held and conducted solely by attendance and participation by Shareholders and/or proxies by means of electronic facilities.

“Exchange Act” means the Securities Exchange Act of 1934.

“Hybrid Meeting” means a general meeting held and conducted by (i) physical attendance by Shareholders and/or proxies at the Principal Meeting Place and where applicable, one or more Meeting Locations and (ii) virtual attendance and participation by Shareholders and/or proxies by means of electronic facilities.

“Memorandum” means this Memorandum of Association of the Company, as amended and/or restated from time to time.

“Meeting Location” shall have the meaning given to it in Sub-Regulation 12.1 of the Articles.

“NASDAQ” means National Association of Securities Dealers Automated Quotations of the United States.

“Office” means the registered office of the Company or such other office which has been designated by the Company for the purposes of depositing of notices to the Company and keeping of registers and documents.

“Officer” means the officers for the time being and from time to time of the Company.

“Ordinary Resolution of Shareholders” means a resolution passed by a simple majority of the votes of the Shares cast by such Shareholders entitled to vote, whether in person or, in the case of any Shareholder being a corporation, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of which notice of the general meeting has been duly given.

“Ordinary Share” has the meaning given to that term in Clause 6.2(a).

“Person” includes individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons.

“Physical Meeting” means a general meeting held and conducted by physical attendance and participation by Shareholders and/or proxies at the Principal Meeting Place and/or where applicable, one or more Meeting Locations.

“Preferred Share” has the meaning given to that term in Clauses 6.2.

“Principal Meeting Place” means, in respect of a general meeting conducted by way of an Electronic Only Meeting or a Hybrid Meeting, the Meeting Location designated by the Board as the principal meeting place for the meeting.

“Principal Register” means, where the Company has established one or more Register of Members, the Register of Members maintained by the Company pursuant to the Act and these Articles that is not designated by the Directors as a Branch Register.

“Register of Members” means the register of members of the Company, being the Principal Register and where applicable, any Branch Register, to be maintained at such place within or outside the British Virgin Islands as the Board shall determine from time to time and kept pursuant to the provisions of the Act.

“Registration Office” means, in respect of any class of Shares such place as the Board may from time to time determine to keep a Branch Register in respect of that class of Shares and where (except in cases where the Board otherwise directs) the transfers or other documents of title for such class of Shares are to be lodged for registration and are to be registered.

“Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Act.

“Resolution of Directors” means either:

(a)	a resolution approved at a duly convened and constituted meeting of Directors of the Company by the affirmative vote of a majority of the Directors present at the meeting who voted except that where a Director is given more than one vote, such Director shall be counted by the number of votes such Director casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing or by telex, telegram, cable or other written electronic communication by all the Directors of the Company. A written resolution consented to in such manner may consist of several documents including written electronic communication, in like form each signed or assented to by one or more Directors.

“Rules of the Designated Stock Exchange” means the rules and regulations of the Designated Stock Exchange which are applicable to the Company from time to time.

“Seal” means any seal which has been duly adopted as the common seal of the Company including any facsimile thereof.

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations.

“Share” means an Ordinary Share and/or Preferred Share, including AGBA Series A Preferred Shares and AGBA Series B Preferred Share, issued or to be issued by the Company as the context requires.

“Shareholder” or “Member” means a Person whose name is duly entered in the Register of Members as the holder of one or more Shares or fractional Shares.

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled.

“United States” means the United States of America.

“Written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2	In the Memorandum and the Articles, unless the context otherwise requires, a reference to:

(a)	a general meeting shall mean a meeting convened and held in any manner permitted by these Memorandum and Articles and any Shareholder or Director (including, without limitation, the Chairperson of the meeting) attending and participating at a meeting by means of electronic facilities shall be deemed to be present at that meeting for all purposes of the Act and other applicable laws, rules and regulations and these Memorandum and Articles, and attend, participate, attending, participating, attendance and participation shall be construed accordingly; and

(b)	a person’s participation in the business of a general meeting include, without limitation and as relevant, the right (including, in the case of a corporation, through its duly authorized representative) to speak or communicate, vote (whether by electronic facilities or not), be represented by a proxy and have access in hard copy or electronic form to all documents which are required by the Act, the Rules of the Designated Stock Exchange and other applicable laws, rules and regulations or these Articles to be made available at the meeting, and participate and participating in the business of a general meeting shall be construed accordingly.

1.3	In the Memorandum and the Articles, unless the context otherwise requires, a reference to:

(a)	a “Regulation” is a reference to a regulation of the Articles;

(b)	a “Clause” is a reference to a clause of the Memorandum;

(c)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof and any subsidiary legislation made thereunder;

(e)	the singular includes the plural and vice versa; and

(f)	electronic facilities include, without limitation, online platforms, website addresses, webinars, webcast, video or any form of conference call systems (telephone, video, web or otherwise).

1.4	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.5	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2 NAME

The name of the Company is AGBA Group Holding Limited 匯邦集團控股有限公司. The Company may by both Ordinary Resolution of Shareholders and Resolution of Directors change its name.

3 STATUS

The Company is a company limited by Shares.

4 REGISTERED OFFICE AND REGISTERED AGENT

4.1	The first registered office of the Company is at Vistra Corporate Services Centre, Wickhams Cay II. Road Town, Tortola, VG1110, British Virgin Islands, the office of the first registered agent.

4.2	The first registered agent of the Company is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

4.3	The Company may by Ordinary Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4	Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

4.5	The registered agent shall:

(a)	act on the instructions of the Directors of the Company if those instructions are contained in a Resolution of Directors and a copy of the Resolution of Directors is made available to the registered agent; and

(b)	recognize and accept the appointment or removal of a Director or Directors by Shareholders.

5 CAPACITY AND POWERS

5.1	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a), full rights, powers and privileges.

5.2	For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6 NUMBER AND CLASSES OF SHARES

6.1	Shares in the Company shall be issued in the currency of the United States of America.

6.2	The Company is authorized to issue a maximum of 1,600,045,000 Shares consisting of three (3) classes as follows

(a)	1,500,000,000 ordinary shares of par value US$0.001 each (“AGBA Ordinary Shares or Ordinary Shares”);

(b)	100,000,000 preferred class A shares of par value US$0.001 each (“AGBA Series A Preferred Shares”); and

(c)	45,000 preferred class B shares of par value US$0.001 each (“AGBA Series B Preferred Shares”)

(together the AGBA Series A Preferred Shares and AGBA Series B Preferred Shares shall be referred to as “Preferred Shares”. The Preferred Shares and the Ordinary Shares shall vote together as one class.)

6.3	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6.4	Shares may be issued in one or more series of Shares as the Directors may by Resolution of Directors determine from time to time.

7 RIGHTS OF SHARES

7.1	Subject to any special rights conferred on any class of Share as determined by the Board upon its issue or as varied from time to time,

(a)	each Ordinary Share confers upon the Shareholder:

(i)	the right to one vote at a meeting of the Shareholders;

(ii)	the right to an equal share in any dividend paid by the Company on the Ordinary Share class; and

(iii)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.;

(b)	Each AGBA Series A Preferred Share confers upon the Shareholder:

(i)	the right to one vote at a meeting of the Shareholders;

(ii)	the right to an equal share in any dividend paid by the Company on the AGBA Series A Preferred Shares class; and

(iii)	no right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

(c)	Each AGBA Series B Preferred Share confers upon the Shareholder:

(i)	the right to ten thousand (10,000) votes per AGBA Series B Preferred Share at a meeting of the Shareholders;

(ii)	no right to any share in any dividend paid by the Company on any class of shares;

(iii)	no right to any share in the distribution of the surplus assets of the Company on its liquidation; and

(iv)	each AGBA Series B Preferred Share shall be subject to compulsory redemption at the option of the Company, without Shareholder consent, on, or any time after, 31 December 2025 for an amount equal to the par value of each issued and outstanding AGBA Series B Preferred Share.

7.2	The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

8 VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be materially adversely varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than seventy-five (75) percent of the issued Shares in that class.

9 RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

10 REGISTERED SHARES

10.1	The Company shall issue registered Shares only.

10.2	The Company is not authorized to issue bearer shares, convert registered Shares to bearer shares or exchange registered Shares for bearer shares.

11 TRANSFER OF SHARES

11.1	The Company shall, on receipt of an instrument of transfer complying with Regulation 8 of the Articles, enter the name of the transferee of a Share in the register of members unless the Board resolves to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2	The Directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share or otherwise as permitted by applicable law, this Memorandum, the Articles or the Rules of the Designated Stock Exchange. Where such discretion is properly exercised, to the fullest extent possible under applicable law, the directors shall be excluded from and indemnified for any liability arising from such exercise.

12 AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

12.1	Subject to Clause 8, the Company may amend the Memorandum or the Articles by a Resolution of Directors or an Ordinary Resolution of Shareholders, save that no amendment may be made by Resolution of Directors:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)	in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)	to Clauses 8, 9 or this Clause 12.

12.2	Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

- END -

TERRITORY OF THE BRITISH VIRGIN ISLANDS
THE BVI BUSINESS COMPANIES ACT, 2004
AMENDED AND RESTATED ARTICLES OF ASSOCIATION
OF
AGBA GROUP HOLDING LIMITED 匯邦集團控股有限公司
A COMPANY LIMITED BY SHARES

1 REGISTERED SHARES

1.1	Every Shareholder is entitled, on request to a certificate signed by a Director or Officer of the Company, or any other person authorized by Resolution of Directors, or under the Seal specifying the number of Shares held by such Shareholder and the signature of the Director, Officer or authorized person and the Seal may be facsimiles.

1.2	Any Shareholder receiving a certificate shall indemnify and hold the Company and its Directors and Officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn-out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.3	If several Persons are registered as joint holders of any Shares, any one of such Persons may give an effectual receipt for any Distribution.

2 SHARES

2.1	Shares and other Securities may be issued at such times, to such Persons, for such consideration and on such terms as the Directors may by Resolution of Directors determine, so long as these terms are not prohibited by the Act, the Rules of the Designated Stock Exchange or any applicable laws and regulations.

2.2	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3	A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4	The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5	A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

2.6	No Shares may be issued for a consideration, which is in whole or in part, other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in the opinion of the Directors, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

2.7	The Company may insofar as may be permitted by applicable law, pay a commission to any person in consideration of their subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

2.8	The consideration paid for any Share, whether a par value Share or a no par value Share, shall not be treated as a liability or debt of the Company for the purposes of:

(a)	the solvency test in Regulations 3 and 18; and

(b)	sections 197 and 209 of the Act.

2.9	The Company shall keep a Register of Members containing:

(a)	the names and addresses of the Persons who hold Shares;

(b)	the number of each class and series of Shares held by each Shareholder;

(c)	the date on which the name of each Shareholder was entered in the Register of Members; and

(d)	the date on which any Person ceased to be a Shareholder.

2.10	The Register of Members may be in any such form as the Directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the Directors otherwise determine, the magnetic, electronic or other data storage form shall be the original Register of Members.

2.11	A Share is deemed to be issued when the name of the Shareholder is entered in the Register of Members.

3 REDEMPTION OF SHARES AND TREASURY SHARES

3.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the Directors may agree with the relevant Shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or these Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2	The Company may acquire its own fully paid Share or Shares for no consideration by way of surrender of the Share or Shares to the Company by the Shareholder holding the Share or Shares. Any surrender of a Share or Shares under this Sub-Regulation 3.2 shall be in writing and signed by the Shareholder holding the Share or Shares.

3.3	The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the Directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.4	Sections 60 (Process for acquisition of own Shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.5	Subject to the Rules of the Designated Stock Exchange or any applicable laws and regulations, Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of fifty (50) percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.6	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.7	Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and these Articles) as the Company may by Resolution of Directors determine.

3.8	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than fifty (50) percent of the votes in the election of Directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

4 REGISTER OF CHARGES

4.1	The Company shall maintain a register (the “register of charges”) in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge; and

(b)	a short description of the liability secured by the charge; and

(c)	a short description of the property charged; and

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee; and

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

4.2	The register of charges may be kept in any such form as the Board may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of charges.

5 LIEN

5.1	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether such Person is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by such Person or such Person’s estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

5.2	The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of their death or bankruptcy.

5.3	For giving effect to any such sale the Directors may authorize some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and the purchaser shall not be bound to see to the application of the purchase money, nor shall such Person’s title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

5.4	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

6 CALLS ON SHARES

6.1	Subject to other provisions of these Articles, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen (14) days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

6.2	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

6.3	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight (8) percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

6.4	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

6.5	The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

6.6	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by such Shareholder, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of both an Ordinary Resolution of Shareholders and a Resolution of Directors, eight (8) percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

7 FORFEITURE

7.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation.

7.2	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

7.3	The written notice of call referred to in Sub-Regulation 7.2 shall name a further date not earlier than the expiration of fourteen (14) days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

7.4	Where a written notice of call has been issued pursuant to Sub-Regulation 7.3 and the requirements of the notice have not been complied with, the Directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

7.5	The Company is under no obligation to refund any moneys to a Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 7.4 and that Shareholder shall be discharged from any further obligation to the Company.

8 TRANSFER OF SHARES

8.1	Subject to the Memorandum, the Rules of the Designated Stock Exchange or any relevant securities laws, Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Registration Office for registration.

8.2	Except where permitted by the Act, the Memorandum, these Articles, the Rules of the Designated Stock Exchange, any relevant securities laws or the common law, and to any rights and restrictions for the time being attached to any Share, the Board shall not decline to register any transfer of Shares and shall, upon making any decision to decline to register any transfer of Shares, within three (3) months after the date on which the relevant instrument of transfer was lodged with the Company, send to the transferor and transferee notice of the refusal. Notwithstanding the foregoing, the Board may, in its absolute discretion, decline to register any transfer of any Share which is not fully paid up, or which is issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, or on which the Company has a lien.

8.3	The registration of transfers may, after compliance with any notice required of the Rules of the Designated Stock Exchange, be suspended at such times and for such periods as the Board may from time to time determine.

8.4	All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Board decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

8.5	The transfer of a Share is effective when the name of the transferee is entered on the Register of Members.

8.6	If the Board is satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, the Board may resolve:

(a)	to accept such evidence of the transfer of Shares as the Board considers appropriate; and

(b)	that the transferee’s name should be entered in the Register of Members notwithstanding the absence of the instrument of transfer.

8.7	Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

9 UNTRACEABLE SHAREHOLDERS

9.1	Without prejudice to the rights of the Company under this Sub-Regulation 9.1, the Company may cease sending cheques for dividend entitlements or dividend warrants by post if such cheques or warrants have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for dividend entitlements or dividend warrants after the first occasion on which such a cheque or warrant is returned undelivered.

9.2	The Company shall have the power to sell, in such manner as the Board thinks fit, any Shares of a Shareholder who is untraceable, but no such sale shall be made unless:

(a)	all cheques or warrants in respect of dividends of the Shares in question, being not less than three in total number, for any sum payable in cash to the holder of such Shares in respect of them sent during the relevant period in the manner authorized by these Articles have remained uncashed; and

(b)	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Shareholder who is the holder of such Shares or of a person entitled to such Shares by death, bankruptcy or operation of law; and

(c)	the Company has caused an advertisement to be published in a newspaper published daily and circulating generally in last known address of the Shareholder of its intention to sell such Shares and a period of three (3) months has elapsed since the date of such advertisement.

For the purpose of the foregoing, the “relevant period” means the period commencing twelve (12) years before the date of publication of the advertisement referred to in sub-paragraph (c) and ending at the expiry of the period referred to in that sub-paragraph.

9.3	To give effect to any such sale the Board may authorize some person to transfer the said Shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be as effective as if it had been executed by the registered holder or the person entitled by transmission to such Shares, and the purchaser shall not be bound to see to the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Shareholder for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under this Sub-Regulation 9.3 shall be valid and effective notwithstanding that the Shareholder holding the Shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

10 MEETINGS AND CONSENTS OF SHAREHOLDERS

10.1	The Board may convene a meeting of the Shareholders at such time and in such manner and place within or outside the British Virgin Islands as the Board considers necessary or desirable. All general meetings may be held as a Physical Meeting in any part of the world and at one or more locations (if a Hybrid Meeting or Electronic Only Meeting is adopted), as may be determined by the Board in its absolute discretion.

10.2	General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least thirty (30) percent of the voting rights attaching to the issued Shares deposited at the Office specifying the objects of the meeting by notice given no later than twenty-one (21) days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than forty-five (45) days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

10.3	If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

10.4	The Board shall give not less than fourteen (14) days’ notice of a general meeting to:

(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the Register of Members and are entitled to vote at the meeting; and

(b)	the other Directors.

10.5	Subject to the Memorandum, these Articles and the Rules of the Designated Stock Exchange, the Board may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

10.6	The inadvertent failure of the Board to give notice of a meeting to a Shareholder or another Director, or the fact that a Shareholder or another Director has not received notice, does not invalidate the meeting.

10.7	A Shareholder may be represented at a general meeting by a proxy who may speak and vote on behalf of the Shareholder. For the avoidance of doubt, a Shareholder may only appoint one proxy for each meeting.

10.8	The instrument appointing a proxy shall be in substantially the following form or such other form as the Board shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

[COMPANY NAME]

(the “Company”)

l/We, __________________ being a Shareholder of the Company HEREBY APPOINT __________________ of ______________________ or failing him _______________ of _______________ to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the ________ day of ___________________, 20 _________ and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this ______________ day of ______________________, 20_________

Shareholder

10.9	The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be (i) deposited at the Office or at such other place as is specified in the notice of meeting or in the instrument of proxy issued by the Company or, (ii) if an electronic address or electronic means of submission in accordance with the preceding Article is specified by the Company, in the notice of meeting or in the instrument of proxy issued by the Company, specifically for the purpose of receiving such instruments and the aforesaid authorities and documents for that meeting, sent or transmitted by electronic means to such electronic address or via the electronic means of submission so specified subject to any conditions or limitations imposed by the Company, in each case not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in such instrument proposes to vote or, in the case of a poll taken more than forty-eight (48) hours after it was demanded, not less than twenty-four (24) hours before the time appointed for the taking of the poll, and in default the instrument of proxy shall not be treated as valid. In calculating the periods mentioned above, no account is to be taken of any part of a day that is a public holiday. No instrument appointing a proxy shall be valid after expiration of twelve months from the date of its execution, except at an adjourned meeting or on a poll demanded at a meeting or an adjourned meeting in cases where the meeting was originally held within twelve months from such date. Delivery of an instrument appointing a proxy shall not preclude a Shareholder from attending and voting in person at the meeting or poll concerned and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

10.10	The instrument appointing a proxy to vote at a general meeting shall: (i) be deemed to confer authority upon the proxy to demand or join in demanding a poll and to vote on any resolution (or amendment thereto) put to the meeting for which it is given as the proxy thinks fit provided that any form issued to a Shareholder for use by such Shareholder for appointing a proxy to attend and vote at an extraordinary general meeting or at an annual general meeting at which any business is to be transacted shall be such as to enable the Shareholder, according to such Shareholder’s intention, to instruct the proxy to vote in favor of or against (or, in default of instructions, to exercise the proxy’s discretion in respect of) each resolution dealing with any business; and (ii) unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

10.11	A vote given in accordance with the terms of an instrument of proxy or power of attorney or by the duly authorized representative of a corporation shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or power of attorney or other authority under which the proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no intimation in writing of such death, insanity, revocation or transfer as aforesaid shall have been received by the Company at its Office, at least two (2) hours before the commencement of the meeting or adjourned meeting at which the proxy is used.

10.12	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a general meeting and may speak as a Shareholder; and

(b)	if only one of the joint owners is present in person or by proxy such person may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

10.13	A Shareholder shall be deemed to be present at a general meeting if such Shareholder participates by electronic facilities and all Shareholders participating in the meeting are able to hear each other.

10.14	No business other than the appointment of a Chairperson of a meeting shall be transacted at any general meeting unless a quorum is present at the commencement of the business. Two (2) Shareholders entitled to vote and present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy shall form a quorum for all purposes.

10.15	If within thirty (30) minutes (or such longer time not exceeding one hour as the Chairperson of the meeting may determine to wait) after the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the Board may determine. If at such adjourned meeting a quorum is not present within thirty (30) minutes from the time appointed for holding the meeting, the meeting shall be dissolved.

10.16	At every general meeting, the Chairperson of the Board shall preside as Chairperson of the meeting. If there is no Chairperson of the Board, or if at any general meeting the Chairperson of the Board is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chair, any Director or Person nominated by the Directors shall preside as Chairperson of the meeting, failing which the Shareholders present in person or by proxy shall by a simple majority vote choose any Person present to be chair of that meeting.

10.17	The Chairperson of the meeting may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, in the Chairperson’s sole opinion and absolute discretion, it is necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting;

(ii)	give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so; or

(iii)	to give due time to permit proper consideration of any matters raised at a meeting, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

10.18	If an amendment is proposed to any resolution under consideration but is in good faith ruled out of order by the Chairperson of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

10.19	Directors may attend and speak at any general meeting and at any separate meeting of the holders of any class or series of Shares.

11 VOTING

11.1	Subject to any special rights or restrictions as to voting for the time being attached to any Shares by or in accordance with the Memorandum or these Articles, at any general meeting on a show of hands every Shareholder present in person (or being a corporation, is present by a representative duly authorized under the Act), or by proxy shall have one vote and on a poll every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorized representative shall have one vote for every fully paid Share of which such Shareholder is the holder but so that no amount paid up or credited as paid up on a Share in advance of calls or instalments is treated for the foregoing purposes as paid up on the Share.

11.2	A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a)	by the Chairperson of the meeting; or

(b)	by at least two (2) Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy; or

(c)	by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy and representing not less than ten (10%) percent of the total votes of Shares entitled to vote at the meeting; or

(d)	by a Shareholder or Shareholders present in person (or in the case of a Shareholder being a corporation by its duly authorized representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one tenth (1/10) of the total sum paid up on all Shares conferring that right.

A demand by a person as proxy for a Shareholder or in the case of a Shareholder being a corporation by its duly authorized representative shall be deemed to be the same as a demand by a Shareholder.

11.3	Unless a poll is duly demanded and the demand is not withdrawn, a declaration by the Chairperson of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or not carried by a particular majority, or lost, and an entry to that effect made in the minute book of the Company, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

11.4	If a poll is duly demanded the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. There shall be no requirement for the Chairperson to disclose the voting figures on a poll.

11.5	The demand for a poll shall not prevent the continuance of a meeting or the transaction of any business other than the question on which the poll has been demanded, and, with the consent of the Chairperson of the meeting, it may be withdrawn at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

11.6	A poll demanded on the election of a Chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the Chairperson of the meeting directs. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

11.7	Votes (whether on a show of hands or a poll) may be cast by such means, electronic or otherwise, as the Board or the Chairperson of the meeting may determine. A person entitled to more than one vote on a poll need not use all such person’s votes or cast all the votes to which such person is entitled in the same way.

11.8	In the case of an equality of votes, whether on a show of hands or on a poll, the Chairperson of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

11.9	Any Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorize such individual as it thinks fit to act as its representative at any general meeting or of any class of Shareholders, and the individual so authorized shall be entitled to exercise the same rights on behalf of the Shareholder which the individual represents as that Shareholder could exercise if it were an individual.

11.10	The Chairperson of any meeting at which a vote is cast by proxy or on behalf of any Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within seven (7) days of being so requested or the votes cast by such proxy or on behalf of such Person shall be disregarded.

11.11	If:

(a)	any objection shall be raised to the qualification of any voter; or

(b)	any votes have been counted which ought not to have been counted or which might have been rejected; or

(c)	any votes are not counted which ought to have been counted, the objection or error shall not vitiate the decision of the meeting or adjourned meeting on any resolution unless the same is raised or pointed out at the meeting or, as the case may be, the adjourned meeting at which the vote objected to is given or tendered or at which the error occurs. Any objection or error shall be referred to the Chairperson of the meeting and shall only vitiate the decision of the meeting on any resolution if the Chairperson decides that the same may have affected the decision of the meeting. The decision of the Chairperson on such matters shall be final and conclusive.

11.12	An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing by a simple majority of Shareholders, without the need for any notice. Where any resolution of Shareholders in writing is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which a simple majority of Shareholders have consented to the resolution by signed counterparts.

12 HYBRID MEETINGS AND ELECTRONIC ONLY MEETINGS

12.1	The Board may, at its absolute discretion, arrange for persons entitled to attend a general meeting to do so by simultaneous attendance and participation by means of electronic facilities at such location or locations (“Meeting Location(s)”) determined by the Board at its absolute discretion. Any Shareholder or any proxy attending and participating in such way or any Shareholder or any proxy participating in an Electronic Only Meeting or a Hybrid Meeting by means of electronic facilities is deemed to be present at and shall be counted in the quorum of the meeting.

12.2	All general meetings are subject to the following:

(a)	where a Shareholder is attending a Meeting Location and/or in the case of an Electronic Only Meeting or a Hybrid Meeting, the meeting shall be treated as having commenced if it has commenced at the Principal Meeting Place; and

(b)	Shareholders present in person (or in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy at a Meeting Location and/or Shareholders participating in an Electronic Only Meeting or a Hybrid Meeting by means of electronic facilities shall be counted in the quorum for and entitled to vote at the meeting in question, and that meeting shall be duly constituted and its proceedings valid provided that the Chairperson of the meeting is satisfied that adequate electronic facilities are available throughout the meeting to ensure that Shareholders at all Meeting Locations and Shareholders participating in an Electronic Only Meeting or a Hybrid Meeting by means of electronic facilities are able to participate in the business for which the meeting has been convened; and

(c)	where Shareholder attend a meeting by being present at one of the Meeting Locations and/or where Shareholders participate in an Electronic Only Meeting or a Hybrid Meeting by means of electronic facilities, a failure (for any reason) of the electronic facilities or communication equipment, or any other failure in the arrangements for enabling those in a Meeting Location other than the Principal Meeting Place to participate in the business for which the meeting has been convened or in the case of an Electronic Only Meeting or a Hybrid Meeting, the inability of one or more Shareholders (in the case of Shareholders being corporations, their duly authorized representatives) or proxies to access, or continue to access, the electronic facilities despite adequate electronic facilities having been made available by the Company, shall not affect the validity of the meeting or the resolutions passed, or any business conducted there or any action taken pursuant to such business provided that there is a quorum present throughout the meeting; and

(d)	if any of the Meeting Locations is not in the same jurisdiction as the Principal Meeting Place, the provisions of these Articles concerning the service and giving of notice for the meeting, and the time for lodging proxies, shall apply by reference to the Principal Meeting Place.

12.3	The Board and, at any general meeting, the Chairperson of the meeting may from time to time make arrangements for managing attendance and/or participation and/or voting at the Principal Meeting Place and/or any Meeting Location(s) and/or participation and/or voting in an Electronic Only Meeting or a Hybrid Meeting by means of electronic facilities (whether involving the issue of tickets or some other means of identification, passcode, seat reservation, electronic voting or otherwise) as they shall in their absolute discretion consider appropriate, and may from time to time change any such arrangements, provided that a Shareholder who, pursuant to such arrangements, is not permitted to attend, in person (or in the case of a Shareholder being a corporation, by its duly authorized representative) or by proxy, at any Meeting Location shall be entitled so to attend at one of the other Meeting Locations; and the entitlement of any member so to attend the meeting or adjourned meeting or postponed meeting at such Meeting Location or Meeting Locations shall be subject to any such arrangement as may be for the time being in force and by the notice of meeting or adjourned meeting or postponed meeting stated to apply to the meeting.

12.4	If it appears to the Chairperson of the meeting of the general meeting that:

(a)	the electronic facilities at the Principal Meeting Place or at such other Meeting Location(s) at which the meeting may be attended have become inadequate for the purposes referred to in Regulation 12.1or are otherwise not sufficient to allow the meeting to be conducted substantially in accordance with the provisions set out in the notice of the meeting; or

(b)	in the case of an Electronic Only Meeting or a Hybrid Meeting, electronic facilities being made available by the Company have become inadequate; or

(c)	it is not possible to ascertain the view of those present or to give all persons entitled to do so a reasonable opportunity to communicate and/or vote at the meeting; or

(d)	there is violence or threat of violence, unruly behaviour or other disruption occurring at the meeting or it is not possible to secure the proper and orderly conduct of the meeting, then, without prejudice to any other power which the Chairperson of the meeting may have under these Articles or at common law, the Chairperson of the meeting may, at the Chairperson’s absolute discretion, without the consent of the meeting, and before or after the meeting has started and irrespective of whether a quorum is present, interrupt or adjourn the meeting (including adjournment for indefinite period). All business conducted at the meeting up to the time of such adjournment shall be valid.

12.5	The Board and, at any general meeting, the Chairperson of the meeting may make any arrangement and impose any requirement or restriction the Board or the Chairperson of the meeting, as the case may be, considers appropriate to ensure the security and orderly conduct of a meeting (including, without limitation, requirements for evidence of identity to be produced by those attending the meeting, the searching of their personal property and the restriction of items that may be taken into the meeting place, determining the number and frequency of and the time allowed for questions that may be raised at a meeting). Shareholders shall also comply with all requirements or restrictions imposed by the owner of the premises at which the meeting is held. Any decision made under this Sub-Regulation shall be final and conclusive and a person who refuses to comply with any such arrangements, requirements or restrictions may be refused entry to the meeting or ejected (physically or electronically) from the meeting.

12.6	If, after the sending of notice of a general meeting but before the meeting is held, or after the adjournment of a meeting but before the adjourned meeting is held (whether or not notice of the adjourned meeting is required), the Board, in its absolute discretion, consider that it is inappropriate, impracticable, unreasonable or undesirable for any reason to hold the general meeting on the date or at the time or place or by means of electronic facilities specified in the notice calling the meeting, the Board may (a) postpone the meeting to another date and/or time, and/or (b) change the place and/or electronic facilities and/or form of the meeting (including, without limitation, a physical meeting, Electronic Only Meeting or a Hybrid Meeting), without approval from the Shareholders. Without prejudice to the generality of the foregoing, the Board shall have the power to provide in every notice calling a general meeting the circumstances in which such a change or postponement of the relevant general meeting may occur automatically without further notice, including without limitation where a gale warning or black rainstorm warning or other similar event is in force at any time on the day of the meeting. This Article shall be subject to the following:

(a)	when either (1) a meeting is postponed, or (2) there is a change in the place and/or electronic facilities and/or form of the meeting, the Company shall (a) endeavour to post a notice of such change or postponement on the Company’s website as soon as reasonably practicable (provided that failure to post such a notice shall not affect the automatic change or automatic postponement of such meeting); and (b) subject to and without prejudice to Regulation 10.17, unless already specified in the original notice of the meeting or included in the notice posted on the Company’s website above, the Directors shall fix the date, time, place (if applicable) and electronic facilities (if applicable) for the changed or postponed meeting, specify the date and time by which proxies shall be submitted in order to be valid at such changed or postponed meeting (provided that any proxy submitted for the original meeting shall continue to be valid for the changed or postponed meeting unless revoked or replaced by a new proxy), and shall give the Shareholders reasonable notice (given the circumstances) of such details in such manner as the Directors may determine; and

(b)	notice of the business to be transacted at the changed or postponed meeting shall not be required, nor shall any accompanying documents be required to be recirculated, provided that the business to be transacted at the changed or postponed meeting is the same as that set out in the original notice of general meeting circulated to the Shareholders.

12.7	All persons seeking to attend and participate in an Electronic Only Meeting or a Hybrid Meeting shall be responsible for maintaining adequate facilities to enable them to do so. Subject to Sub-Regulation 12.4, any inability of a person or persons to attend or participate in a general meeting by way of electronic facilities shall not invalidate the proceedings of and/or resolutions passed at that meeting.

12.8	Without prejudice to other provisions in Sub-Regulation 12.1 to 12.7, a physical meeting may also be held by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

13 DEPOSITARY AND CLEARING HOUSES

13.1	If a clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Shareholder, it may, by resolution of its directors or other governing body or by power of attorney, authorize such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Shareholders; provided, that, if more than one Person is so authorized, the authorisation shall specify the number and class of Shares in respect of which each such Person is so authorized.

13.2	A Person so authorized pursuant to Sub-Regulation 13.1 shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which such Person represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Shareholder holding the number and class of Shares specified in such authorisation.

13.3	Sub-Regulation 13.1 applies only if the Company is listed on a Designated Stock Exchange and the relevant clearing house or depositary is recognized by the Designated Stock Exchange.

14 DIRECTORS

14.1	The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the Directors shall be elected by Ordinary Resolution of Shareholders or by Resolution of Directors.

14.2	No person shall be appointed as a Director, alternate Director, or nominated as a reserve Director, of the Company unless such person has consented in writing to be a Director, alternate Director or to be nominated as a reserve Director respectively.

14.3	Subject to Sub-Regulation 14.1, the minimum number of Directors shall be one and there shall be no maximum number.

14.4	Each Director holds office for the term, if any, fixed by the Ordinary Resolution of Shareholders or the Resolution of Directors appointing such Director, or until such Director’s earlier death, resignation or removal. If no term is fixed on the appointment of a Director, the Director serves indefinitely until such Director’s earlier death, resignation or removal.

14.5	A Director may be removed from office, with or without cause, by Ordinary Resolution of Shareholders passed at a general meeting called for the purposes of removing the Director or for purposes including the removal of the Director.

14.6	A Director may resign from office by giving written notice of such Director’s resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A Director shall resign forthwith as a director if such Director is, or becomes, disqualified from acting as a director under the Act.

14.7	The Board may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing Directors. Where the Directors appoint a person as Director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a Director ceased to hold office.

14.8	A vacancy in relation to the Board occurs if a Director dies or otherwise ceases to hold office prior to the expiration of the Director’s term of office.

14.9	Where the Company only has one Shareholder who is an individual and that Shareholder is also the sole Director, the sole Shareholder/Director may, by instrument in writing, nominate a person who is not disqualified from being a director as a reserve Director to act in the place of the sole Director in the event of the death of the sole Shareholder/Director.

14.10	The nomination of a person as a reserve Director ceases to have effect if:

(a)	before the death of the sole Shareholder/Director who nominated such person,

(i)	that person resigns as reserve Director; or

(ii)	the sole Shareholder/Director revokes the nomination in writing; or

(b)	the sole Shareholder/Director who nominated such person ceases to be able to be the sole Shareholder/Director for any reason other than the death of the sole Shareholder/Director.

14.11	The Company shall keep a register of Directors (the “register of directors”) containing:

(a)	in the case of an individual Director, the particulars stated in section 118A(1)(a) of the Act; and

(b)	in the case of a corporate Director, the particulars stated in section 118A(1)(b) of the Act; and

(c)	such other information as may be prescribed by the Act.

14.12	The register of directors may be kept in any such form as the Board may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

14.13	The Company shall file for registration with the Registrar a copy of its register of directors (and any changes to the register of directors) in accordance with the provisions of the Act

14.14	The Directors may, by Resolution of Directors, fix the emoluments of Directors with respect to services to be rendered in any capacity to the Company.

14.15	A Director is not required to hold a Share as a qualification to office.

15 POWERS OF DIRECTORS

15.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of the Board. The Board have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The Board may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act, the Memorandum, these Articles or the Rules of the Designated Stock Exchange required to be exercised by the Shareholders.

15.2	No resolution passed by the Company in general meeting shall invalidate any prior act of the Board that would have been valid if that resolution had not been passed.

15.3	Each Director shall exercise that Director’s powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Act, the Memorandum, these Articles, the Rules of the Designated Stock Exchange or any other applicable laws and regulations. Each Director, in exercising the Director’s powers or performing the Director’s duties, shall act honestly and in good faith in what the Director believes to be the best interests of the Company.

15.4	Any Director which is a body corporate may appoint any individual as its duly authorized representative for the purpose of representing it at meetings of the Directors, with respect to the signing of consents or otherwise.

15.5	The continuing Directors may act notwithstanding any vacancy in their body.

15.6	The Board may exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

15.7	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by the Board.

15.8	For the purposes of section 175 (Disposition of assets) of the Act, the Board may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

16 ALTERNATE DIRECTOR

16.1	A Director, by written instrument deposited at the Office, may from time to time appoint another Director or another person who is not disqualified for appointment as a Director under section 111 of the Act to be such Director’s alternate to:

(a)	exercise the appointing Director’s powers; and

(b)	carry out the appointing Director’s responsibilities, in relation to the taking of decisions by the Directors in the absence of the appointing Director.

16.2	The appointment of an alternate Director does not take effect until written notice of the appointment has been deposited at the Office.

16.3	The appointing Director may, at any time, terminate or vary the alternate’s appointment. The termination or variation of the appointment of an alternate Director does not take effect until written notice of the termination or variation has been deposited at the Office, save that if a Director shall die or cease to hold the office of Director, the appointment of such Director’s alternate shall thereupon cease and terminate immediately without the need of notice.

16.4	An alternate Director has no power to appoint an alternate, whether of the appointing Director or of the alternate Director.

16.5	An alternate Director has the same rights as the appointing Director in relation to any Directors’ meeting and any written resolution of Directors circulated for written consent. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a Director of a resolution of which such Director’s approval is sought in accordance with these Articles such Director’s alternate (if any) shall be entitled to signify approval of the same on behalf of that Director. Any exercise by the alternate Director of the appointing Director’s powers in relation to the taking of decisions by the Directors is as effective as if the powers were exercised by the appointing Director. An alternate Director does not act as an agent of or for the appointing Director and is liable for the alternate Director’s own acts and omissions as an alternate Director.

16.6	The remuneration of an alternate Director (if any) shall be payable out of the remuneration payable to the Director appointing such alternate Director (if any), as agreed between such alternate and the Director appointing such alternate.

17 DISQUALIFICATION OF DIRECTORS

17.1	The office of director shall be vacated, if the Director:

(a)	is disqualified from being appointed as a director under Section 111 of the Act; or

(b)	dies or is found to be or becomes of unsound mind; or

(c)	resigns from office by notice in writing to the Company; or

(d)	becomes bankrupt or has a receiving order made against the Director or suspends payment or compounds with the Director’s creditors; or

(e)	is prohibited by law from being a director; or

(f)	ceases to be a director by virtue of any provision of the Act or is removed from office pursuant to these Articles; or

(g)	ceases to be eligible to remain as a director of a company admitted to trading on the Designated Stock Exchange; or

(h)	fails, without reasonable excuse, to attend all board meetings properly scheduled during a six-month period.

18 PROCEEDINGS OF DIRECTORS

18.1	Any Director may call a meeting of the Directors by sending a written notice to the other Directors or the Secretary.

18.2	The Board or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the Board may determine to be necessary or desirable.

18.3	A Director is deemed to be present at a meeting of Directors if that Director participates by telephone or other electronic means and all Directors participating in the meeting are able to hear each other.

18.4	A Director shall be given not less than one (1) day’s notice of Board meetings, but a Board meeting held without one (1) day’s notice having been given to all Directors shall be valid if at least 50% of the Directors entitled to vote at the meeting waive notice of the meeting, and for this purpose the presence of a Director at a meeting shall constitute waiver by that Director. The inadvertent failure to give notice of a meeting to a Director, or the fact that a Director has not received the notice, does not invalidate the meeting.

18.5	A Board meeting is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than two (2) Directors.

18.6	If the Company has only one (1) Director the provisions herein contained for meetings of Directors do not apply and such sole Director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or these Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole Director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

18.7	At Board meetings at which the Chairperson of the Board is present, the Chairperson of the Board shall preside as Chairperson of the meeting. If there is no Chairperson of the Board or if the Chairperson of the Board is not present, the Directors present shall choose one of their number to be Chairperson of the meeting.

18.8	An action that may be taken by the Directors or a committee of Directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of Directors consented to in writing or by telex, telegram, cable or other written electronic communication by all the Directors or by all the members of the committee, as the case may be, without the need for any notice. A written resolution consented to in such manner may consist of several documents, including written electronic communication, in like form each signed or assented to by one or more Directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last Director has consented to the resolution by signed counterparts.

18.9	All acts done by any Board meeting or of a meeting of the committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

19 COMMITTEES

19.1	The Board may, by Resolution of Directors, designate one or more committees, each consisting of one or more Directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

19.2	The Board has no power to delegate to a committee of Directors any of the following powers:

(a)	to amend the Memorandum or these Articles; or

(b)	to designate committees of Directors; or

(c)	to delegate powers to a committee of Directors; or

(d)	to appoint or remove Directors; or

(e)	to appoint or remove an agent; or

(f)	to approve a plan of merger, consolidation or arrangement; or

(g)	to make a declaration of solvency or to approve a liquidation plan; or

(h)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

19.3	Sub-Regulation 19.2 does not prevent a committee of Directors, where authorized by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

19.4	The meetings and proceedings of each committee of Directors consisting of 2 or more Directors shall be governed mutatis mutandis by the provisions of these Articles regulating the proceedings of Directors so for as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

19.5	Where the Directors delegate their powers to a committee of Directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act, the Memorandum, these Articles or any Rules of the Designated Stock Exchange.

20 AUDIT COMMITTEE

Without prejudice to the freedom of the Board to establish any other committees, for so long as the Shares (or depositary receipts therefor) are admitted to trading on the Designated Stock Exchange, the Board shall establish and maintain an Audit Committee as a committee of the Board, the composition and responsibilities of which shall comply with the charter of the Audit Committee, the rules of the Designated Stock Exchange, the rules and regulations of the Commission and all other applicable laws and regulations.

21 OFFICERS AND AGENTS

21.1	The Board may appoint Officers of the Company at such times as may be considered necessary or expedient. Such Officers may consist of a Chairperson of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other Officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

21.2	The Officers shall perform such duties as are prescribed at the time of their appointments subject to any modification in such duties as may be prescribed thereafter by the Board. In the absence of any specific prescription of duties it shall be the responsibility of the Chairperson of the Board to preside at meetings of Directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

21.3	The emoluments of all Officers shall be fixed by the Board.

21.4	The Officers shall hold office until their successors are duly appointed, but any Officer elected or appointed by the Company may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company may be filled by the Board.

21.5	The Board may appoint any person, including a person who is a Director, to be an agent of the Company.

21.6	An agent of the Company shall have such powers and authority of the Directors, including the power and authority to affix the Seal, as are set forth in these Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or these Articles; or

(b)	to change the registered office or agent; or

(c)	to designate committees of Directors; or

(d)	to delegate powers to a committee of Directors; or

(e)	to appoint or remove Directors; or

(f)	to appoint or remove an agent; or

(g)	to fix emoluments of Directors; or

(h)	to approve a plan of merger, consolidation or arrangement; or

(i)	to make a declaration of solvency or to approve a liquidation plan; or

(j)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(k)	to authorize the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

21.7	The Resolution of Directors appointing an agent may authorize the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

21.8	The Board may remove an agent appointed by it and may revoke or vary a power conferred on such agent.

22 CONFLICT OF INTERESTS

22.1	A Director shall, forthwith after becoming aware of the fact that such Director is interested in a transaction entered into or to be entered into by the Company, disclose the interest to the entire Board.

22.2	For the purposes of Sub-Regulation 22.1, a disclosure to all other Directors to the effect that a Director is a shareholder, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

22.3	Subject to complying with Regulation 22.1, a Director who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction; and

(b)	attend the Board meeting at which a matter relating to the transaction arises and be included among the Directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in that person’s capacity as a Director, that relates to the transaction, and, subject to compliance with the Act shall not, by reason of that person’s office be accountable to the Company for any benefit which such Director derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

23 INDEMNIFICATION

23.1	Every Director (including for the purposes of this Regulation any alternate Director appointed pursuant to the provisions of these Articles), Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, including legal fees, other than by reason of such Indemnified Person’s own dishonesty or fraud, as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of their duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any proceedings concerning the Company or its affairs in any court whether in the British Virgin Islands or elsewhere.

23.2	No Indemnified Person shall be liable (and an Indemnified Person shall be indemnified by the Company as described in Sub-Regulation 23.1 if any person holds such Indemnified Person liable):

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	oversight on such Indemnified Person’s part; or

(g)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto, unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.

23.3	Expenses, including legal fees, incurred by any Indemnified Person in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the Indemnified Person to repay the amount if it shall ultimately be determined that the Indemnified Person is not entitled to be indemnified by the Company in accordance with Sub-Regulation 23.1.

23.4	The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the Indemnified Person may be entitled under any agreement with the Company, Ordinary Resolution of Shareholders, resolution of disinterested Directors or otherwise.

23.5	The Company may purchase and maintain insurance in relation to any Indemnified Person, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in these Articles or the Act.

23.6	Notwithstanding Regulation 23.1 and 23.2, any Director seeking indemnification under this Regulation shall also have acted honestly and in good faith with a view to what that Director believed to be the best interests of the Company and in the case of criminal proceedings had no reasonable cause to believe that the Director’s conduct was unlawful.

24 RECORDS AND UNDERLYING DOCUMENTATION

24.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and these Articles;

(b)	the Register of Members, or a copy of the Register of Members;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

24.2	Until the Board determines otherwise, the Company shall keep the original Register of Members and original register of directors at the office of its registered agent.

24.3	If the Company maintains only a copy of the Register of Members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within fourteen (14) days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original Register of Members or the original register of directors is kept.

24.4	Where any of the original Register of Members or the original register of directors is maintained other than at the office of the registered agent, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within fourteen (14) days of the change of location.

24.5	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the Directors may determine:

(a)	the records and underlying documentation of the Company; and

(b)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders; and

(c)	minutes of meetings and Resolutions of Directors and committees of Directors; and

(d)	an impression of the Seal.

24.6	The records and underlying documentation of the Company shall be in such form as:

(a)	are sufficient to show and explain the Company’s transactions; and

(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

24.7	The Company shall retain the records and underlying documentation for a period of at least five (5) years from the date:

(a)	of completion of the transaction to which the records and underlying documentation relate; or

(b)	the Company terminates the business relationship to which the records and underlying documentation relate.

24.8	Where the records and underlying documentation of the Company are kept at a place or places other than at the office of its registered agent, the Company shall provide the registered agent with a written:

(a)	record of the physical address of the place at which the records and underlying documentation are kept; and

(b)	record of the name of the person who maintains and controls the Company’s records and underlying documentation.

24.9	Where the place or places at which the records and underlying documentation of the Company, or the name of the person who maintains and controls the Company’s records and underlying documentation, change, the Company shall, within fourteen (14) days of the change, provide its registered agent with:

(a)	the physical address of the new location of the records and underlying documentation; or

(b)	the name of the new person who maintains and controls the Company’s records and underlying documentation.

24.10	The Company shall provide its registered agent without delay any records and underlying documentation in respect of the Company that the registered agent requests pursuant to the Act.

24.11	The records and underlying documentation kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

25 SEAL

25.1	The Company shall have a Seal and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by the Board.

25.2	The Board shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the Office.

25.3	Except as otherwise expressly provided herein, the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one Director or other Person so authorized from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings.

25.4	The Directors may provide for a facsimile of the Seal and of the signature of any Director or authorized person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

26 ACCOUNTS AND AUDIT

26.1	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

26.2	No Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law, regulation, or listing rule or as authorized by the Board.

26.3	For as long as the Company is admitted to trading on a Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited subject to the requirements of applicable law and the Rules of the Designated Stock Exchange. The accounting principles shall be determined by the Directors by reference to the requirements (if any) of the Designated Stock Exchange, applicable law, regulation or the requirements of any regulatory authority of competent jurisdiction

26.4	Regulation 26.3 shall not apply if the Company is no longer admitted to trading on a Designated Stock Exchange. The Company may by both Ordinary Resolution of Shareholders and Resolution of Directors call for the Directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

26.5	The first auditors shall be appointed by Resolution of Directors and the subsequent auditors shall be appointed by Resolution of Directors.

26.6	Subject to Regulation 26.3, the auditors may be Shareholders, but no Director or other Officer shall be eligible to be an auditor of the Company during their continuance in office.

26.7	The remuneration of the auditors of the Company may be fixed by a Resolution of Directors.

26.8	The auditors shall examine each profit and loss account and balance sheet required to be laid before a general meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

26.9	The report of the auditors shall be annexed to the accounts and shall be read at the general meeting at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

26.10	All auditors of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the Directors and Officers such information and explanations as such auditors think necessary for the performance of the duties of the auditors.

26.11	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

27 DIVIDENDS AND OTHER DISTRIBUTIONS

27.1	Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Act, these Articles and the Rules of the Designated Stock Exchange, the Directors may from time to time declare dividends (including interim dividends) and other Distributions and authorize payment of the same out of the funds of the Company lawfully available therefor, if they are satisfied, on reasonable grounds, that, immediately after the dividend or other Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.

27.2	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

27.3	The Board may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as the Board thinks proper as a reserve or reserves which shall be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the determination of the Board, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit.

27.4	Any dividend may be paid in any manner as the Board may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at their registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

27.5	The Board when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

27.6	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

27.7	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

27.8	No dividend or other Distributions shall bear interest as against the Company and no dividend or other Distributions shall be paid on Treasury Shares.

28 CLOSING OF REGISTER OR FIXING RECORD DATE

28.1	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend or other Distributions, or in order to make a determination as to who is a Shareholder for any other purpose, the Board may (subject to Sub-Regulation 28.2) provide that the Register of Members shall be closed for transfers for a stated period. If the Register of Members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the register of members shall, subject to the Rules of the Designated Stock Exchange or any relevant securities laws, be so closed for such period as the Board shall determine.

28.2	In lieu of or apart from closing the Register of Members, the Board may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend or other Distributions, the Directors may, subject to the Rules of the Designated Stock Exchange or any relevant securities laws, at or within 90 days prior to the date of declaration of such dividend or other Distributions, fix a subsequent date as the record date for such determination.

28.3	If the Register of Members is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend or other Distributions, the date on which notice of the meeting is posted or the date on which the Resolution of the Directors declaring such dividend or other Distributions is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in these Articles, such determination shall apply to any adjournment thereof.

29 NOTICES

29.1	Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at their address as appearing in the Register of Members, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Board deems it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

29.2	If permitted by the Rules of the Designated Stock Exchange, and other applicable laws, rules and regulations, any notice or document may also be served by the Company or by the Person entitled to give notice to any Shareholder by way of:

(a)	advertisement in newspapers for such period as the Board shall think fit; or

(b)	publishing it on the Company’s website.

29.3	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) days after the time when the letter containing the same is posted; or

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient; or

(c)	recognized courier service, shall be deemed to have been served forty-eight (48) hours after the time when the letter containing the same is delivered to the courier service; or

(d)	advertising on newspapers, shall be deemed to have been served immediately upon the advertisement appears on the designated newspapers; or

(e)	publication on the Company’s website, shall be deemed to have been served immediately upon the time of the publication of the notice on the Company’s website; or

(f)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

29.4	Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of their death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless their name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under them) in the Share.

29.5	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for their death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

30 VOLUNTARY LIQUIDATION

The Company may by Ordinary Resolution of Shareholders or, subject to section 199(2) of the Act, by Resolution of Directors appoint a voluntary liquidator.

31 NON-RECOGNITION OF TRUSTS

Subject to the proviso hereto, no Person shall be recognized by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register of Members, provided that, notwithstanding the foregoing, the Company shall be entitled to recognize any such interests as shall be determined by the Directors.

32 CONTINUATION

The Company may by Ordinary Resolution of Shareholders and Resolution of Directors continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

33 DISCLOSURE

The Board, or any authorized service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register of Members and books of the Company.

34 FORUM FOR DISPUTES

34.1	Any dispute or difference between the Company and any of the Shareholders, or between the Shareholders inter se, which cannot be resolved amicably shall be referred to a sole arbitrator (the “Arbitrator”) and finally resolved by arbitration.

34.2	This Regulation shall apply to any dispute or difference arising out of, under or in connection with the Memorandum or these Articles or in relation to the rights or obligations of any Shareholder in his capacity as a member of the Company (whether arising by contract, under statute, at common law or in equity) (a “Dispute”).

34.3	Any party to the Dispute may serve a written notice on the other party(ies) to the Dispute that the Dispute must be resolved by arbitration. The parties to the Dispute shall then seek to agree the identity of and jointly appoint the Arbitrator. If the parties are unable to agree upon the identity of an arbitrator within 21 days of service of the written notice, the Arbitrator shall be appointed by the BVI International Arbitration Centre upon the request of either party. No person may act as Arbitrator (including as a replacement for an Arbitrator who ceases to act) where they have a conflict of interest or conflict of duty in relation to the Dispute.

34.4	The following provisions shall apply to the conduct of the arbitration:

(a)	the arbitration shall be held in Road Town, Tortola, British Virgin Islands and shall be conducted in English;

(b)	the arbitration shall be conducted in accordance with the BVI IAC Arbitration Rules 2016, the provisions of which shall be deemed to be incorporated into this Regulation, save that where those rules conflict with the express provisions of this Regulation, the express provisions of this Regulation shall prevail;

(c)	if any party fails to comply with any procedural order made by the Arbitrator, the Arbitrator shall have power to proceed in the absence of that party and deliver the award;

(d)	all of the provisions of Schedule 2 to the Arbitration Act 2013 shall apply; and

(e)	the seat of the arbitration shall be the British Virgin Islands irrespective of where the Arbitrator signs the award, and the proper law of the arbitration shall be British Virgin Islands law.

34.5	Regulations 34.1 to 34.4 will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

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